EDGE CORPORATE FINANCE, LLC
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2015

CASH FLOWS FROM OPERATING ACTIVITIES:	
Net income	$ 951,296
Adjustments to reconcile net loss to net cash provided by operating activities:	
Accounts receivable	(17,063)
Prepaid expenses- related party	91,416
Other assets	2,018
Accounts payable	(6,817)
Accounts payable - related party	(30,000)
NET CASH PROVIDED BY OPERATING ACTIVITIES	990,850
CASH FLOWS FROM FINANCING ACTIVITIES:	
Capital distributions	(1,068,000)
NET CASH USED IN FINANCING ACTIVITIES	(1,068,000)
NET DECREASE IN CASH	(77,150)
CASH AT BEGINNING OF YEAR	201,098
CASH AT END OF YEAR	$ 123,948

See accompanying notes.